EXHIBIT 99.1

TRX Gold Reports Q4 and Year-End 2025 Results

Record 2025 Sets the Stage for Next Phase of Growth

TORONTO, Dec. 02, 2025 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TRX) (NYSE American: TRX) (the “Company” or “TRX Gold”) reported its results for the fourth quarter (“Q4 2025”) and year end August 31, 2025 (“fiscal 2025”). Financial results are available on the Company’s website at www.TRXgold.com.

Stephen Mullowney, TRX CEO commented: “In Q4 we achieved a record 6,404 ounces of gold poured and 6,977 ounces of gold sold at an average realized price of $3,363 per ounce, recognizing revenue of $23.5 million, gross profit of $12.6 million (54% margin) and Adjusted EBITDA1 of $12.7 million (54% margin). This performance continued into Q1 2026, with another quarterly production record of approximately 6,550 ounces of gold, sold at higher record gold prices. The Company is recapitalizing the business with internally generated cash flow as evidenced by working capital turning positive in Q4 2025. We expect that working capital will continue to improve and anticipate being fully recapitalized from a working capital perspective in Q2 2026. At the same time, the processing plant expansion has commenced and exploration continues, again being funded by cash flow from operations. We are set up well for fiscal 2026.”

Mr. Mullowney continued: “In 2025, our PEA on the Buckreef Gold expansion was a defining milestone, outlining a long-life, scalable asset with an NPV5% of $1.9 billion pre-tax ($1.2 billion after-tax) at US$4,000/oz gold. Additionally, subsequent to year-end we announced that the processing facility will be significantly larger than the 3,000 tonnes per day (“tpd”) plant as outlined in the PEA study. We will also be accelerating exploration plans on high-grade zones such as Stamford Bridge in fiscal 2026, where we have seen our best drill results to date, as well as other areas identified through our exploration program. Finally, over time we believe that the higher processing capacity and prospective new discoveries have the potential to significantly improve the already robust results of the PEA.”

Key highlights for Q4 and Year-End 2025 include:

  Record Revenue, Profitability and Cash Generation: During Q4 2025, the Company poured a record 6,404 ounces of gold (Q4 2024: 5,767 ounces) and sold 6,977 (Q4 2024: 5,715) ounces of gold at an record average realized price (net)1 of $3,363 per ounce (Q4 2023: $2,412 per ounce), recognizing revenue of $23.5 million, gross profit of $12.6 million, net income of $5.3 million, operating cash flow of $8.5 million and Adjusted EBITDA1 of $12.7 million, all of which reflect increases compared to the prior year comparative period. For the year ended August 31, 2025, the Company poured 18,935 ounces of gold (2024: 19,389 ounces) and sold 19,213 ounces of gold (2024: 19,075 ounces) at a full year record average realized price (net)1 of $3,033 per ounce, recognizing record revenue of $57.6 million, gross profit of $23.9 million, net income of $6.6 million, operating cash flow of $16.3 million and Adjusted EBITDA1 of $22.0 million, all of which reflect increases compared to the prior year comparative period.
  Strengthened Working Capital Position: During Q4 2025, the Company strengthened its working capital position. The Company’s current ratio improved to approximately 1.3 at August 31, 2025 from 0.8 at May 31, 2025, after adjusting for non-cash liabilities. Aged accounts payables continue to decrease in amount and days outstanding, and the Company has continued to invest in supplies inventory by restocking spare parts, consumables, reagents and grinding media. The Company also continued to invest in run of mine (ROM) stockpile inventory. The ROM stockpile has grown from approximately 9,275 ounces of contained gold at May 31, 2025, to over 20,000 ounces of contained gold today. The Company also fully repaid its short-term borrowings of approximately $3.0 million in Q4 2025 and has full access to its liquidity lines.
  Delivered Positive PEA Demonstrating Significant Growth Potential at Buckreef Gold: During fiscal 2025, the Company filed a robust PEA for Buckreef Gold, outlining average gold production of approximately 62,000 ounces per year over a 17.6 year mine life, including an underground expansion, and an NPV5% of $1.9 billion pre-tax ($1.2 billion after-tax) at US$4,000 per ounce of gold2. As per the press release on November 4th, 2025, the Company announced it is executing on a larger processing facility than was initially contemplated in the PEA. The Company continues to explore plans to optimize the PEA.
  Higher Grade Ore Improved Production: Following finalization of the scheduled stripping campaign during the first half of fiscal 2025, the Company began to access higher grade ore blocks, benefiting production in Q4 2025 and into fiscal 2026. Illustratively, the Company achieved two record gold pours, including 806 ounces at the end of August 2025, followed by subsequent record gold pours of 1,018 and 1,105 ounces of gold in September 2025 and November 2025, respectively. The Company expects to continue accessing higher grade ore blocks in fiscal 2026 as demonstrated in Figure 8.
  Announced Discovery of New High-Grade Zone with Outstanding Exploration Results: During Q1 2025, the Company announced the discovery of a promising new gold mineralization shear zone, named the “Stamford Bridge Zone”, where results are beginning to form what may become a potential 1-kilometer “bridge” between the Buckreef Gold Main Zone, where current operations are ongoing, with links to the parallel, high-priority, gold mineralization zone known as the Eastern Porphyry, and the prospective Anfield Zone to the southeast. The Company announced its two best drill results ever, on a gram x tonne x meters (“gtm”) basis, intersecting 37 meters (“m”) @ 6.86 g/t Au (253.82 gtm) from 130 m (hole BMDD315) and 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m, located along the Stamford Bridge Zone. The Company expects to substantially increase exploration drilling in fiscal 2026, with a focus on high-priority gold zones, such as Stamford Bridge, as well as Buckreef Main, Anfield and Eastern Porphyry.
  Established Domestic Gold Sales: Buckreef Gold signed an agreement with the Bank of Tanzania (“BoT”) to set aside a minimum of 20% of gold doré production at site for domestic sale to the BoT, as required by law for all mining companies in Tanzania. The Company benefits from a reduced royalty rate of 4.35% for any domestic sales (compared to a 7.35% royalty rate for exported sales). This agreement signals Buckreef Gold’s long-term commitment to Tanzania and its growing role in driving local content, value addition, and the beneficiation strategy (including improving foreign exchange reserves) as championed by the Government.
  Strengthened Management Team and Board: During fiscal 2025, the Company appointed Richard Boffey as Chief Operating Officer. Mr. Boffey is a seasoned executive, bringing more than 35 years of operational experience to the TRX Gold team, and will be instrumental in the continued growth and development of Buckreef Gold. The Company also appointed John McVey as a Director, an experienced director with an extensive background in underground mine development, mine engineering and construction, who will be a valuable resource in advising the Company on the next phase of expansion and growth of Buckreef Gold.

Additional highlights subsequent to Year-End 2025:

  Growth Plan Beyond PEA Scope: The Company announced it has begun executing on a larger processing facility than was initially contemplated in the PEA, consisting of a 3,000+ tpd processing circuit for sulphide material as well as a 1,000 tpd processing circuit for oxide and transition material, and tailings retreatment, while also being capable of processing sulphide material. The newly designed processing plant expansion is now expected to produce average annual gold production in excess of the 62,000 ounces of gold published in the PEA and is expected to be financed from internally generated cashflow over the next 18-24 months. Any new discoveries at Buckreef Gold will also be incorporated into the Company’s business plan over time.
  Sustained Exploration Efforts: The Company began the first phase of the fiscal 2026 exploration program by commencing a detailed 810 line-kilometer ground magnetic survey in October 2025. This high-resolution geophysical survey is designed to map subsurface magnetic variations across the tenement area, helping to identify structural features, lithological contacts, and potential mineralized zones with the goal of generating new drilling targets and discoveries. This program is expected to be completed in fiscal Q2 2026.
  Metallurgical Testwork in Progress: The Company is focused on metallurgical testwork programs including (i) gold deportment testing across various geo-metallurgical domains within the Buckreef Main Zone, (ii) flotation and concentrate leach optimization testwork, and (iii) SAG and Ball Mill Circuit Design, as part of its current flowsheet optimization and future expanded flowsheet development. This work is expected to be completed in fiscal Q2 2026.

Fiscal 2026 Outlook – Expected increase in annual gold production and planning for more growth:

  Gold Production: Gold production at Buckreef Gold is expected to be in the range of 25,000 - 30,000 ounces for fiscal 2026, an increase compared to fiscal 2025 production of 18,935 ounces, as the Company expects to continue accessing higher grade ore blocks following completion of the Stage 1 stripping campaign in 2025. This production outlook and open pit mine plan are in line with Year 1 of the PEA.
  Capital Expenditures: Total capital expenditures, excluding waste rock stripping, are expected to be in the range of $15 - $20 million in fiscal 2026, compared with actual 2025 cash capital expenditures of approximately $15.6 million. In fiscal 2026, capital expenditures will be focused on the plant upgrade and expansion aimed at increasing throughput and recoveries, and construction of significantly expanded tailings storage facility, procurement of heavy (and mobile) equipment, dewatering pumps and upgraded camp accommodation, all as part of the longer-term plan to expand the plant to 3,000+ tpd as outlined in the PEA.
  Exploration Program: Exploration expenditures are expected to be in the range of $3 - $5 million in fiscal 2026 and include a geophysics survey to identify additional drilling targets, underground resource drilling on the Buckreef Main Zone, exploration drilling on the Stamford Bridge Zone and reverse circulation drilling on the Eastern Porphyry. The Company has procured a reverse circulation drilling rig and diamond drilling rig, which are expected to arrive shortly at Buckreef Gold and will significantly reduce the Company’s drilling cost per meter.

Figure 1: Buckreef Gold’s Open Pit Mining Operations (Q4 2025)

Figure 2: Load and Haul Operations at Buckreef Gold (Q4 2025)

Figure 3: Load and Haul with New 350 Excavator and Haul Truck (Q4 2025)

Figure 4: Revised Process Flowsheet for the Upgraded and Expanded Plant

Figure 5: 18 Meter Diameter Pre-Leach Thickener

Figure 6: Pre-Leach Thickener Foundation Civils in progress

Figure 7: Aachen ® Reactor ready for shipment and Vendor Testwork Flotation Cells

Figure 8: Buckreef Gold fiscal 2026 Mine Plan (including Ore Mined to Date above line)

Q4 2025 and Full Year 2025 Results Conference Call and Webcast Details

When: Wednesday, December 10th at 9:30 AM EST
Webcast link: https://www.c-meeting.com/web3/joinTo/MP9MKT3Z8WQC2Z/TBb9d2RtzOcagkpAL_wb-w
Conference call numbers:
Canada/USA TF: 1-833-752-3900
International Toll: +1-647-849-3080
A replay will be made available for 30 days following the call on the Company’s website.

About TRX Gold Corporation

TRX Gold is a high margin and growing gold company advancing the Buckreef Gold Project in Tanzania. Buckreef Gold includes an established open pit operation and 2,000 tonnes per day process plant with upside potential demonstrated in the May 2025 PEA. The PEA outlines average gold production of 62,000 oz per annum over 17.6 years, and US$1.9 billion pre-tax NPV5% at average life of mine gold price of US$4,000/oz3. The Buckreef Gold Project hosts a Measured and Indicated Mineral Resource of 10.8 million tonnes (“MT”) at 2.57 grams per tonne (“g/t”) gold containing 893,000 ounces (“oz”) of gold and an Inferred Mineral Resource of 9.1 MT at 2.47 g/t gold for 726,000 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow to fund the expansion as outlined in the PEA and grow Mineral Resources through exploration. TRX Gold’s actions are informed by the highest environmental, social and corporate governance (“ESG”) standards, as evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania.

Qualified Person

Mr. Richard Boffey, BE Mining (Hons) F AusIMM, Chief Operating Officer of TRX Gold Corporation, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

For investor or shareholder inquiries, please contact:

Investors:
Investor Relations
IR@TRXgold.com
+1-437-224-5241
+1 844 GOLD TRX (844-465-3879)
www.TRXgold.com

Non-IFRS Performance Measures

The Company has included certain non-IFRS measures in this news release. The following non-IFRS measures should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2025 filed on SEDAR+ and with the Securities and Exchange Commission (“SEC”), and included in the Company's Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2025. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information has been filed electronically on SEDAR+ and with the SEC and is available online under the Company’s profile at www.sedarplus.ca and the Company’s filings with the SEC at www.sec.gov and on our website at www.TRXgold.com.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers’ reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

The following table provides a reconciliation of net income and comprehensive income to Adjusted EBITDA per the financial statements for the three and twelve months ended August 31, 2025.

	Three Months Ended	Three Months Ended	Twelve Months Ended	Twelve Months Ended
	August 31, 2025	August 31, 2024	August 31, 2025	August 31, 2024
Net income and comprehensive income per financial statements	5,265	3,284	6,566	3,510
Add:
Depreciation	1,482	749	3,791	2,195
Interest, net and other expense	429	782	2,360	2,011
Non-recurring severance and legal expenses	1	-	432	-
Income tax expense	4,946	3,040	7,891	6,826
Change in fair value of derivative financial instruments	199	(1,948)	(1,262)	(1,023)
Share-based payment expense	365	250	2,247	1,743
Adjusted EBITDA	12,687	6,157	22,025	15,262

Average realized price per ounce gold sold

Average realized price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized price per ounce of gold sold is calculated by dividing revenue by ounces of gold sold. It may not be comparable to information in other gold producers’ reports and filings.

	Three Months Ended	Three Months Ended	Twelve Months Ended	Twelve Months Ended
	August 31, 2025	August 31, 2024	August 31, 2025	August 31, 2024
Revenue per financial statements	$23,504	$13,622	$57,613	$41,158
Interest recognized from Auramet prepaid gold purchase agreement	(42)	-	(115)	-
Revenue recognized from OCIM prepaid gold purchase agreement	-	(958)	(2,319)	(3,048)
Revenue from gold sales	23,462	12,664	55,179	38,110
Ounces of gold sold	6,977	5,715	19,213	19,075
Ounces of gold sold from OCIM prepaid gold purchase agreement	-	(465)	(1,023)	(1,587)
Ounces from gold sales (net of OCIM prepaid gold purchase agreement)	6,977	5,250	18,190	17,489
Average realized price (gross)	$3,369	$2,384	$2,999	$2,158
Average realized price (net)	$3,363	$2,412	$3,033	$2,179

The Company has included “average realized price per ounce of gold sold” and “Adjusted EBITDA” as non-IFRS performance measures throughout this news release as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Forward-Looking and Cautionary Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to anticipated gold production, anticipated capital and exploration expenditures, continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, and the timing and amount of estimated future production.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report prepared in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects on the Buckreef Gold Project (“Buckreef Gold”) titled Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania (“PEA”) with an effective date of April 15, 2025. The PEA was prepared in accordance with NI 43-101 guidelines by P&E Mining Consultants Inc. (“P&E”). Input to this PEA was also provided by D.E.N.M. Engineering Ltd. (“D.E.N.M.”). The information contained herein is subject to all of the assumptions, qualifications and procedures set out in, and is qualified in its entirety by reference to the full text of, the PEA and reference should be made to the full details of the PEA which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

1 Refer to “Non-IFRS Performance Measures” section.
2 Base case NPV5% of US$701.0 million pre-tax, or US$442.2 million after tax at consensus forecast case gold prices (US$2,707/oz year 1, US$2,646/oz year 2, US$2,495/oz year 3, US$2,400/oz year 4, US$2,245/oz thereafter).
3 Base case NPV5% of US$701.0 million pre-tax, or US$442.2 million after tax at consensus forecast case gold prices (US$2,707/oz year 1, US$2,646/oz year 2, US$2,495/oz year 3, US$2,400/oz year 4, US$2,245/oz thereafter).

Photos accompanying this announcement are available at:

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